Exhibit 99.1

Thomson Reuters Streamlines Organizational Structure in Markets Division

•	Markets division streamlined into two operating units
•	2011 Outlook affirmed
•	Total company revenues expected to increase approximately 4% before currency in the second quarter
•	Second quarter results are expected to reflect continued strong revenue performance across the Professional division with growth in the Markets division somewhat slower than anticipated
•	Adjusted earnings per share in the second quarter expected to be between $0.49 and $0.52 vs. $0.41 in the prior-year period

NEW YORK, July 21, 2011 – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced changes to the organizational structure for its Markets division, as it moves beyond the Reuters integration. These changes are designed to accelerate growth by simplifying the business while improving collaboration across the company.

The Markets division’s current organizational structure (Sales & Trading, Investment & Advisory, Enterprise and Media) will be combined into three units:

•	Financial Professionals & Marketplaces: Focusing on services for professionals delivered to screens and trading marketplaces, combining the former Sales & Trading and Investment & Advisory businesses
•	Enterprise Solutions: Focusing on services and infrastructure for financial firms as a whole, continuing and expanding the current Enterprise unit
•	Media: Providing news and information tailored for media and business professionals

"These changes are intended to accelerate growth as we flatten our organization to operate as an integrated company and unleash cross-company capabilities and operating synergies," said Thomas H. Glocer, chief executive officer of Thomson Reuters.

The company also announced that, coincident with these organizational changes, Devin Wenig, chief executive officer of the Markets division, has decided to leave Thomson Reuters. Mr. Glocer will assume responsibility for the Markets division.

“I want to thank Devin for his many contributions over a very productive 17-year career with our company," said Mr. Glocer. "In particular, I'd like to thank him for running the successful integration of Reuters, consolidating Markets product lines into a two-platform strategy (Eikon and Elektron), and fostering innovation across the business. I wish him the very best."

Company Reaffirms Full-Year Outlook, Reports Expectations for Second-Quarter Results

The company today also reaffirmed its outlook for the full year 2011, and reported its expectations for the second quarter ended June 30, 2011. The company expects to report ongoing revenues of between $3.1 billion and $3.2 billion, up approximately 4% before currency, and anticipates reporting adjusted earnings per share (EPS) between $0.49 and $0.52 compared to $0.41 in the second quarter of 2010.

Results for the second quarter of 2011 will be released on Thursday, July 28, 2011 and a regular earnings webcast will be held at 8:30 a.m. (EDT) that day.

Thomson Reuters Streamlines Organizational Structure in Markets Division

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 55,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, the company’s 2011 outlook and Mr. Glocer’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2011. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The material assumptions underlying the company's 2011 business outlook are based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive global GDP growth led by rapidly developing economies and a continued increase in the number of professionals around the world and their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, the successful execution of the company’s ongoing product release programs, globalization strategy, other growth initiatives and efficiency programs.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; increased accessibility to free or relatively inexpensive information sources; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; failure to maintain a high renewal rate for subscription-based services; failures or disruptions of network systems or the Internet; detrimental reliance on third parties for information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to meet the challenges involved in operating globally; failure to protect the reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; failure to fully derive anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; and failure to achieve benefits from integration programs to the extent, or within the time period, currently expected. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

Thomson Reuters Streamlines Organizational Structure in Markets Division

CONTACT

MEDIA Calvin Mitchell Senior Vice President, Corporate Affairs +1 646 223 5285 calvin.mitchell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com